Tenet Announces Appointment of Mark Paterson as General Counsel

Toronto, Ontario - (PRNewswire - January 21, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that it has appointed Mark Paterson as its General Counsel. In this role, Mr. Paterson will develop, implement, and oversee Tenet's ongoing legal strategy.

Mr. Paterson brings with him over 20 years of experience working as a key in-house resource for multi-national organizations as well as practicing at one of Canada's leading business law firms. Mr. Paterson has developed a broad expertise in Canadian and international legal matters and has been able to successfully use that expertise to enhance business operations. As an in-house resource, Mr. Paterson has excelled in providing legal guidance on, among other things, M&A and investment matters, commercial matters, claims management, privacy and data protection, and intellectual property. Prior to joining Tenet, Mr. Paterson, as Director - Legal Affairs of Future Electronics, was the head lawyer for the large, global electronic components distribution organization. He also previously worked as General Counsel and Vice President - Strategic Alliances for the speciality travel company Luxury Retreats. Mr. Paterson began his legal career as an associate in the corporate law department of Fasken Martineau. Mr. Paterson holds degrees in Civil Law and Common Law from McGill University and is a member of the Quebec Bar.

What drew Mr. Paterson to Tenet was the company's vision and passion. "It is a privilege to join the exceptional team of bright and driven entrepreneurs, professionals and experts at Tenet and to be part of its dynamic leadership team," said Mr. Paterson. "I look forward to working closely with my new colleagues in this strategic role and help Tenet continue on its remarkable journey."

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251

cathy@chfir.com

MZ Group - MZ North America
Mark Schwalenberg, CFA 312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications 514-340-7775 ext.: 521
bellison@tenetfintech.com

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Forward-Looking Statements / Information:

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